Exhibit 99.1

voxeljet AG Reports Financial Results for the Fourth Quarter and Full Year Ended December 31, 2020

Friedberg, Germany, March 30, 2021 — voxeljet AG (NASDAQ: VJET) (the “Company”, or “voxeljet”), a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the fourth quarter and full year ended December 31, 2020.

Highlights

●	Total revenues for the fourth quarter decreased 7.2% to kEUR 8,859 from kEUR 9,551
●	Total gross profit margin for the fourth quarter increased from 30.1% to 33.6%
●	Systems revenues for the fourth quarter decreased 8.0% to kEUR 6,695 from kEUR 7,274
●	Services revenues for the fourth quarter decreased 5.0% to kEUR 2,164 from kEUR 2,277
●	Revenue for the first quarter ended March 31, 2021 expected to be between kEUR 3,750 and kEUR 4,000
●	Revenue for full year 2021 expected to be between kEUR 22,500 and kEUR 27,500

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented: “2020 was a transformational year for us and we are grateful for the continued support from our clients, investors and the European Investment Bank during the COVID-19 pandemic. We moved to NASDAQ mid-2020 and were able to collect additional orders for our new high-speed 3D printer VJET X towards the end of 2020. We developed key IP for our High Speed Sintering technology, which allows us to build larger polymer sintering platforms than any other player in the industry. What really differentiates us from other players in the 3D printing industry is our focus on additive manufacturing solutions for industrial mass production. I would estimate that with the current portfolio, our share in sales to manufacturing is already higher than any of our competitors. I expect this to grow further significantly with VJET X and the new High Speed Sintering printer.”

Fourth Quarter 2020 Results

Revenues for the fourth quarter of 2020 decreased by 7.2% to kEUR 8,859 compared to kEUR 9,551 in the fourth quarter of 2019.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, decreased 8.0% to kEUR 6,695 in the fourth quarter of 2020 from kEUR 7,274 in last year’s fourth quarter. The Company sold six new and two used and refurbished 3D printers in the fourth quarter of 2020, compared to six new and five used and refurbished 3D printers delivered in last year’s fourth quarter. The decline in revenue is mainly related to the lower number of printer sales in line with the lower market demand due to COVID-19. This was slightly offset by Systems-related revenues, which include all revenues from consumables, spare parts and maintenance. Those Systems-related revenues recorded a slight increase in the fourth quarter of 2020 compared to last year’s same period. Systems revenues represented 75.6% of total revenues in the fourth quarter of 2020 compared to 76.2% in last year’s fourth quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, slightly decreased by 5.0%, to kEUR 2,164 in the fourth quarter of 2020 from kEUR 2,277 in the comparative period of 2019. This decrease was mainly due to a significant decrease in revenue contribution from our subsidiary voxeljet America Inc. (“voxeljet America”), reflecting the slow-down of the economy related to the COVID-19 situation accompanied by a sharp drop in market demand from our customers in North America. Also, revenue contribution from our service center in China slightly declined due to the subdued economy related to COVID-19. There was no further revenue contribution from our subsidiary voxeljet UK Ltd. (“voxeljet UK”), as we closed down our service center in the United Kingdom in the fourth quarter of 2019 in the course of the restructuring. These negative impacts from the subsidiaries were almost completely offset by the German operation, where we recorded a significant increase in revenues for the fourth quarter of 2020, compared to last year’s same period. After a COVID-19 related weak start into fiscal year 2020 with a low in the second quarter, we saw a considerable market recovery from the second half of 2020 onwards including catch-up effects in the fourth quarter of 2020 for the German service center.

Cost of sales was kEUR 5,881 for the fourth quarter of 2020 compared to kEUR 6,679 for the fourth quarter of 2019.

Gross profit was kEUR 2,978 in the fourth quarter of 2020 compared to kEUR 2,872 in the fourth quarter of 2019.

Gross profit for our Systems segment slightly decreased to kEUR 2,401 in the fourth quarter of 2020 from kEUR 2,567 in the fourth quarter of 2019. The gross profit margin for this segment increased to 35.9% in the fourth quarter of 2020 compared to 35.3% in the fourth quarter of 2019. In the fourth quarter of 2020, we recorded a slight drop in gross profit from the sale of 3D printers, related to a less favorable product mix. In contrast to this, gross profit and gross profit margin from Systems-related revenues significantly increased quarter over quarter. This was mainly due to the increase in revenues which led to a higher utilization of our capacities.

Gross profit for our Services segment increased to kEUR 577 in the fourth quarter of 2020 from kEUR 305 in the fourth quarter of 2019. The gross profit margin for this segment increased to 26.7% in the fourth quarter of 2020 from 13.4% in the fourth quarter of 2019. This was mainly due to the significant improvement of gross profit and gross profit margin contribution from the German operation, in line with the increase in revenues resulting in a higher utilization of the service center. In addition, cost saving measures, which have been implemented as a consequence of the COVID-19 situation, were fully active in the fourth quarter of 2020. This was partially offset by lower gross profit and gross profit margin contributions from voxeljet America as well as voxeljet China Co. Ltd. (“voxeljet China”) related to the decreased revenues.

Selling expenses were kEUR 1,680 for the fourth quarter of 2020 compared to kEUR 1,993 in the fourth quarter of 2019 and therefore significantly decreased. Selling expenses from voxeljet UK significantly decreased as a result of the successful restructuring, which started in the third quarter of 2019. In addition, we incurred lower expenses for travelling, trade fairs and exhibitions related to the COVID-19 situation and the associated global restrictions. Shipping and packaging expenses as a main driver of the selling expenses could vary from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered.

Administrative expenses were kEUR 1,713 for the fourth quarter of 2020 compared to kEUR 2,361 in the fourth quarter of 2019 and therefore significantly decreased. This was mainly due to significantly lower administrative expense from voxeljet UK as a result of the completed restructuring. Further, in 2019, we faced two exceptional effects, which adversely impacted our administrative expenses for the fourth quarter of 2019. Firstly, we incurred higher advisor fees mainly related to the Audit Committee Investigation. Secondly, we recorded restructuring charges at voxeljet UK and at voxeljet Germany amounting to kEUR 274 and kEUR 45, respectively.

Research and development (“R&D”) expenses decreased to kEUR 1,763 in the fourth quarter of 2020 from kEUR 1,917 in the fourth quarter of 2019. These expenses are usually driven by individual projects, especially through the consumption of material as well as the demand of external services and may differ on a quarter to quarter comparison. The quarter over quarter decrease was mainly due to lower labor costs related to a lower number of employees supporting in various existing and future research and development projects as well as decrease of external services.

Other operating expenses in the fourth quarter of 2020 were kEUR 841 compared to kEUR 523 in the prior year period. This was mainly related to higher losses from foreign currency transactions, amounting to kEUR 686 for the fourth quarter of 2020 compared to kEUR 483 in the last year’s fourth quarter.

Other operating income was kEUR 345 for the fourth quarter of 2020 compared to kEUR 675 in the fourth quarter of 2019. The decrease was mainly due to lower gains from foreign currency transactions, amounting to kEUR 360 compared to kEUR 567 in the last year’s fourth quarter.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries.

Operating loss was kEUR 2,674 in the fourth quarter of 2020, compared to an operating loss of kEUR 3,247 in the comparative period in 2019. The improvement was mainly due to lower operating expenses in the functions sales and marketing, administration and research and development for the fourth quarter of 2020 compared to the fourth quarter of

2019. This was partially offset by a negative net impact of the quarter over quarter changes in other operating expenses and other operating income amounting to kEUR 648. Gross profit remained almost unchanged.

Financial result was negative kEUR 1,286 in the fourth quarter of 2020, compared to a negative financial result of kEUR 544 in the comparative period in 2019. This was mainly related to higher finance expenses related to the revaluation of derivative financial instruments, amounting to kEUR 807 in the fourth quarter of 2020, compared to a finance expense of kEUR 238 in the last year’s same period. The derivative financial instruments are related to a Performance Participation Interest (PPI) for the first and second tranche of the loan granted by the European Investment Bank (“EIB”) and are revalued on each balance sheet date, with changes in the fair value between reporting periods recorded within financial result of the consolidated statements of comprehensive loss. An increase in our share price results in a finance expense, while a decrease leads to a finance income. In addition, interest expense included interest from long term debt amounting to kEUR 508 for the fourth quarter of 2020, compared to kEUR 248 in the comparative period in 2019.

Net loss for the fourth quarter of 2020 was kEUR 3,722 or EUR 0.77 per share, as compared to net loss of kEUR 3,707, or EUR 0.77 per share, in the fourth quarter of 2019.

Effective August 14, 2020, we changed the ratio of our American Depositary Shares (“ADSs”) to ordinary shares from each ADS representing one-fifth (1/5) of one ordinary share (5:1) to each ADS representing one ordinary share (1:1). Based on a conversion rate of one ADSs per ordinary share, net loss was at EUR 0.77 per ADS for the fourth quarter of 2020, compared to a net loss of EUR 0.15 per ADS for the fourth quarter of 2019, based on a conversion rate of five ADSs per ordinary share. Earnings per share is computed by dividing net income attributable to stockholders of the parent by the weighted-average number of ordinary shares outstanding during the periods. Earnings per ADS is calculated by dividing the above earnings per share by one (before August 14, 2020: five) as each ordinary share represents one (before August 14, 2020: five) ADS(s).

Year Ended December 31, 2020 Results

Revenues for the year ended December 31, 2020 decreased by 12.3% to kEUR 21,567 compared to kEUR 24,602 in the prior year period.

Systems revenues were kEUR 12,556 for the year ended December 31, 2020 compared to kEUR 13,454 in last year’s period. The Company sold eight new and five used and refurbished 3D printers during the year ended December 31, 2020 compared to thirteen new and six used and refurbished 3D printers in the prior year period. Revenue from the sale of 3D printers slightly decreased in 2020 compared to last year, due to the lower number of transactions. As we overall sold a higher number of larger-scale printers in 2020 compared to 2019, which generate higher revenues, we recorded merely a slight decline in revenues from the sale of 3D printers. Systems revenues also include all Systems-related revenues from consumables, spare parts and maintenance. Those Systems-related revenues perceptibly decreased year over year, also significantly impacted by the COVID-19 situation, as the performance of service visits was limited in many regions of the world, which made it impossible to fulfill our maintenance schedule. Further, we experienced lower demand for consumables and spare parts in 2020, as our clients have reduced their production activities, especially in the second quarter of 2020. All those matters led to the decrease in Systems-related revenues. In the third quarter of 2020, demand for consumables and spare parts substantially recovered compared to the prior two quarters in 2020. This positive trend continued in the fourth quarter of 2020. Systems revenues represented 58.2% of total revenue for the year ended December 31, 2020 compared to 54.7% for the last year’s same period.

Services revenues were kEUR 9,011 for the year ended December 31, 2020 compared to kEUR 11,148 for the same period last year. This decrease was mainly due to a significant decrease in revenue contribution from our subsidiary voxeljet America, reflecting the slow-down of the economy related to the COVID-19 situation accompanied by a sharp drop in market demand from our clients in North America. Revenue contribution from our subsidiary voxeljet UK significantly decreased. This was related to the close down of our service center in the United Kingdom in the fourth quarter of 2019 in the course of our restructuring, which started in the third quarter of 2019. Also, revenue contribution from our service center in China slightly declined due to the subdued economy related to COVID-19. The German operation recorded slightly higher revenues from the Services segment in 2020 compared to 2019. After a weak start into fiscal year 2020 with the bottom in the second quarter, we saw a considerable market recovery from the second half of 2020 onwards including catch-up effects in the fourth quarter of 2020.

Cost of sales for the year ended December 31, 2020 was kEUR 14,812, which represents a decrease of kEUR 2,614 compared to cost of sales amounting to kEUR 17,426 for the same period in 2019.

Gross profit and gross margin for the year ended December 31, 2020 were kEUR 6,755 and 31.3%, respectively, compared to kEUR 7,176 and 29.2%, respectively, in the prior year period.

Gross profit for our Systems segment increased to kEUR 4,441 for the year ended December 31, 2020 from kEUR 4,284 in the same period of 2019. The gross profit margin for this segment slightly increased to 35.4% compared to 31.8% for the prior period. This was due to higher gross profit and gross profit margin from Systems-related goods and services, including consumables, spare parts and maintenance, reflecting cost savings from the restructuring measures, which have been implemented at the end of 2019. In contrast to this, gross profit and gross profit margin from the sale of 3D printers slightly decreased in 2020, compared to last year. In the fourth quarter of 2019 we recorded a provision for restructuring charges related to the restructuring program at the German operation resulting in a negative impact of kEUR 242. This provision has fully been used within fiscal year 2020.

Gross profit for our Services segment decreased to kEUR 2,314 for the year ended December 31, 2020 from kEUR 2,892 in the same period of 2019. The gross profit margin for this segment decreased to 25.7% for the year ended December 31, 2020 from 25.9% for the same period in 2019. This was mainly related to significantly lower gross profit as well as gross profit margin contribution from our American service center, as a result of lower utilization in line with the decrease in revenues. Gross profit as well as gross profit margin contribution from our German service center substantially improved year over year, due to cost saving measures implemented as a consequence of the COVID-19 situation. Gross profit and gross profit margin contribution from voxeljet China slightly improved year over year.

Selling expenses were kEUR 5,816 for the year ended December 31, 2020 compared to kEUR 7,118 in the same period in 2019, representing a significant decrease of kEUR 1,302, or 18.3%. This was mainly due to lower distribution expenses corresponding to the decrease in revenues. Shipping and packaging expenses as a main driver of the selling expenses could vary from quarter to quarter depending on quantity and types of products, as well as the destinations where those goods are being delivered. Further, selling expenses from voxeljet UK significantly decreased as a result of the successful restructuring, which started in the third quarter of 2019. In addition, we incurred lower expenses for travelling, trade fairs and exhibitions related to the COVID-19 situation and the associated global restrictions.

Administrative expenses decreased by kEUR 545, or 7.8% to kEUR 6,407 for the year ended December 31, 2020 from kEUR 6,952 in the prior year period. This was mainly due to significantly lower administrative expense from voxeljet UK as a result of the completed restructuring. In 2019, we faced two exceptional effects, which adversely impacted our administrative expenses. Firstly, we recorded restructuring charges at voxeljet UK and at voxeljet Germany amounting to kEUR 274 and kEUR 45, respectively. Secondly, in 2019 we incurred higher advisor fees mainly related to the previously disclosed Audit Committee Investigation.

Research and development expenses decreased to kEUR 6,500 for the year ended December 31, 2020 from kEUR 7,212 in the same period in 2019, a decrease of kEUR 712, or 9.9%. This was mainly due to lower personnel expenses as a result of the restructuring of the German operation initiated in the first quarter of 2020.

Other operating expenses for the year ended December 31, 2020 were kEUR 2,799 compared to kEUR 945 in the prior year period. This is mainly due to higher losses from foreign currency translations. Foreign currency losses amounted to kEUR 2,545 for the year ended December 31, 2020, compared to kEUR 880 in the same period in 2019.

Other operating income was kEUR 1,603 for the year ended December 31, 2020 compared to kEUR 2,143 in the prior year period. The decrease was mainly due to lower gains from foreign currency transactions of kEUR 849 in 2020 compared to kEUR 1,657 in 2019. This was partially offset by a government grant received by voxeljet America in April 2020 from the United States Small Business Administration (“SBA”) under the COVID-19 funding program amounting to kEUR 295. The full amount was recognized in profit and loss, in the second quarter of 2020, as the related costs for which the grant is intended to compensate occurred in this period and we assume that we comply with the conditions of the funding. The assessment of SBA whether we are in compliance with the conditions has not been performed yet.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries.

Operating loss was kEUR 13,164 for the year ended December 31, 2020, compared to an operating loss of kEUR 12,908 in the comparative period in 2019. This was mainly due to a negative net impact of the year over year changes in other operating expenses and other operating income amounting to kEUR 2,394. In addition, gross profit for 2020 decreased by kEUR 421 compared to last year. This was almost fully offset by significant cost savings within each of our functions. Year over year, selling expenses, research and development expenses and administrative expenses declined by kEUR 1,302, kEUR 712 and kEUR 545, respectively.

Financial result was negative kEUR 2,405 for the year ended December 31, 2020, compared to negative kEUR 1,031 in the comparative period in 2019. This was mainly due to higher interest expense for long-term debt which amounted to kEUR 1,602 in 2020, compared to kEUR 993 in 2019. This was mainly related to the fixed interest related to the first portion of the second tranche (tranche B1) of the loan granted by the EIB amounting to kEUR 5,000, which has been drawn down in June 2020. In addition, the impact from the revaluation of derivative financial instruments amounted to negative kEUR 807 for 2020, compared to negative kEUR 106 in 2019, which leads to a year over year change of negative kEUR 701.

Net loss for the year ended December 31, 2020 was kEUR 15,481, or EUR 3.20 per share, as compared to net loss of kEUR 13,978, or EUR 2.89 per share in the prior year period.

Effective August 14, 2020, we changed the ratio of our ADSs to ordinary shares from each ADS representing one-fifth (1/5) of one ordinary share (5:1) to each ADS representing one ordinary share (1:1). Based on a conversion rate of one ADSs per ordinary share, net loss was EUR 3.20 per ADS for the year ended December 31, 2020, compared to net loss of EUR 0.58 per ADS in the prior year period, based on a conversion rate of five ADSs per ordinary share.

Business Outlook

Our revenue guidance for the first quarter of 2021 is projected to be in the range of kEUR 3,750 to kEUR 4,000. We expect to release our financial results for the first quarter of 2021 after the closing of the financial markets on or about Thursday, May 13, 2021 and we will host a conference call and webcast to review the results for the quarter on or about Friday, May 14, 2021 at 8:30 a.m. Eastern Time.

Financial guidance for the full year ended December 31, 2021:

-	Revenue is expected to be in the range of kEUR 22,500 and kEUR 27,500
-	Gross margin is expected to be above 32.5%
-	Operating expenses for the full year are expected as follows: SG&A expenses expected to be in the range of kEUR 11,400 to kEUR 11,900; R&D expenses expected to be between approximately kEUR 6,000 and kEUR 6,250. Depreciation and amortization expense is expected to be between kEUR 3,000 and kEUR 3,250.
-	Adjusted EBITDA for the fourth quarter of 2021 is expected to be neutral-to-positive. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries, which are not determinable at this time.
-	Capital expenditures are projected to be in the range of kEUR 1,000 to kEUR 1,250, which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders at December 31, 2020 was kEUR 6,844, which represents nine 3D printers. This compares to a backlog of kEUR 2,792 at December 31, 2019, representing three 3D printers. As production and delivery of our printers is generally characterized by lead times ranging from three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At December 31, 2020, we had cash and cash equivalents of kEUR 5,324 and held kEUR 2,984 of investments in bond funds, thereof kEUR 2,000 restricted, which are included in current financial assets on our consolidated statements of financial position.

In June 2020, the Company announced that the EIB and voxeljet further expanded their partnership. The EIB disbursed € 5.0 million of the second tranche (tranche B1) of the loan in June 2020 with a bullet repayment after five years. In addition, the EIB and the Company amended the financial covenants in the Finance Contract to replace the Total Net Financial Debt to EBITDA ratio with the Minimum Cash Covenant. As of June 30, 2020, pursuant to the semi-annual financial testing prescribed by the Finance Contract, as amended, the Company was in compliance with the Minimum Cash Covenant. As of December 31, 2020 the Company was not in compliance with the Minimum Cash Covenant. In March 2021, the Company received a waiver from the EIB for the noncompliance with the Minimum Cash Covenant, pursuant to which (i) the EIB agreed that it will not demand immediate repayment of the outstanding amounts owed and (ii) the EIB and the Company amended the financial covenants in the Finance Contract to clarify the calculation of cash and cash equivalents for determining compliance with the Minimum Cash Covenant.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the fourth quarter and full year ended December 31, 2020 on Wednesday, March 31, 2021 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or 1-201-493-6725 for international, Conference Title “voxeljet AG Fourth Quarter and Full Year 2020 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13717012. The recording will be available for replay through April 7, 2021.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.on24.com/wcc/r/2947522/C3A53331D0BFB6C30A86EDDC8BCCE19A at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.2230 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the euro on December 31, 2020.

About voxeljet

voxeljet is a provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ “projects”, ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director, Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Year Ended December 31,
	2020	2019 (1) (2)

	(€ in thousands)
Current assets	28,137	31,513
Cash and cash equivalents	5,324	4,368
Financial assets	5,351	7,408
Trade receivables	4,680	5,915
Inventories	11,394	12,459
Income tax receivables	31	39
Other assets	1,357	1,324

Non-current assets	25,090	31,052
Financial assets	5	2,279
Intangible assets	1,143	1,356
Property, plant and equipment	23,774	27,343
Investments in joint venture	27	30
Other assets	141	44

Total assets	53,227	62,565

	Year Ended December 31,
	2020	2019 (1) (2)

	(€ in thousands)
Current liabilities	26,215	18,855
Trade payables	1,956	2,797
Contract liabilities	2,911	2,623
Financial liabilities	19,770	11,290
Other liabilities and provisions	1,578	2,145

Non-current liabilities	7,371	10,192
Deferred tax liabilities	52	142
Financial liabilities	7,314	9,866
Other liabilities and provisions	5	184

Equity	19,641	33,518
Subscribed capital	4,836	4,836
Capital reserves	88,748	88,077
Accumulated deficit	(75,463)	(60,124)
Accumulated other comprehensive income	1,675	742
Equity attributable to the owners of the company	19,796	33,531
Non-controlling interests	(155)	(13)

Total equity and liabilities	53,227	62,565

(1) Comparative figures for the year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Form 20-F filed with the SEC on March 30, 2021, Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

(2) Comparative figures for the year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Form 20-F filed with the SEC on March 30, 2021, Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

voxeljet AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Quarter Ended December 31, (unaudited)		Year Ended December 31,
	2020	2019 (1) (2)	2020	2019 (1) (2)

	(€ in thousands, except share and share data)
Revenues	8,859	9,551	21,567	24,602
Cost of sales	(5,881)	(6,679)	(14,812)	(17,426)
Gross profit	2,978	2,872	6,755	7,176
Selling expenses	(1,680)	(1,993)	(5,816)	(7,118)
Administrative expenses	(1,713)	(2,361)	(6,407)	(6,952)
Research and development expenses	(1,763)	(1,917)	(6,500)	(7,212)
Other operating expenses	(841)	(523)	(2,799)	(945)
Other operating income	345	675	1,603	2,143
Operating loss	(2,674)	(3,247)	(13,164)	(12,908)
Finance expense	(1,353)	(561)	(2,589)	(1,349)
Finance income	67	17	184	318
Financial result	(1,286)	(544)	(2,405)	(1,031)
Loss before income taxes	(3,960)	(3,791)	(15,569)	(13,939)
Income tax (expense) income	238	84	88	(39)
Net loss	(3,722)	(3,707)	(15,481)	(13,978)
Other comprehensive income (loss) that may be reclassified subsequently to profit or loss	32	(384)	933	(577)
Total comprehensive loss	(3,690)	(4,091)	(14,548)	(14,555)

Loss attributable to:
Owner of the Company	(3,702)	(3,609)	(15,339)	(13,714)
Non-controlling interests	(20)	(98)	(142)	(264)
	(3,722)	(3,707)	(15,481)	(13,978)

Total comprehensive loss attributable to:
Owner of the Company	(3,670)	(3,993)	(14,406)	(14,291)
Non-controlling interests	(20)	(98)	(142)	(264)
	(3,690)	(4,091)	(14,548)	(14,555)

Weighted average number of ordinary shares outstanding	4,836,000	4,836,000	4,836,000	4,836,000
Loss per share - basic/diluted (EUR)	(0.77)	(0.77)	(3.20)	(2.89)

(1) Comparative figures for the three months ended and year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Form 20-F filed with the SEC on March 30, 2021, Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

(2) Comparative figures for the three months ended and year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Form 20-F filed with the SEC on March 30, 2021 Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

voxeljet AG
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2020	2019 (1) (2)

	(€ in thousands)
Cash Flow from operating activities

Loss for the period	(15,481)	(13,978)
Depreciation and amortization	3,442	4,211
Foreign currency exchange differences on loans to subsidiaries	1,466	(828)
Changes in financial assets due to fair value valuation	11	(174)
Share-based compensation expense	671	671
Change in impairment of trade receivables	29	15
Non-cash expense on financial liabilities	1,505	874
Change in fair value of derivative equity forward	715	106
Change in inventory allowance	(1)	(21)
Interest paid	258	320
Interest received	(92)	(93)
Loss on disposal of intangibles and property, plant and equipment	42	354
Other	63	92

Change in working capital	774	1,859
Trade and other receivables, inventories and current assets	1,501	(759)
Trade payables	(781)	358
Other liabilities, contract liabilities and provisions	(417)	2,286
Change in restricted cash	463	--
Income tax payable/receivables	8	(26)
Total	(6,598)	(6,592)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(139)	(1,100)
Proceeds from disposal of financial assets	4,962	8,373
Payments to acquire financial assets	(994)	(2,725)
Interest received	92	93
Total	3,921	4,641

Cash Flow from financing activities

Repayment of lease liabilities	(412)	(397)
Repayment of long-term debt	(863)	(969)
Proceeds from issuance of long-term debt	5,000	529
Interest paid	(258)	(320)
Total	3,467	(1,157)

Net increase (decrease) in cash and cash equivalents	790	(3,108)

Cash and cash equivalents at beginning of period	4,368	7,402
Changes to cash and equivalents due to foreign exchanges rates	166	74
Cash and cash equivalents at end of period	5,324	4,368

(1) Comparative figures for the year ended December 31, 2019 were revised related to the amendment of classification of short-term investments. For further information, see Form 20-F filed with the SEC on March 30, 2021, Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

(2) Comparative figures for the year ended December 31, 2019 were revised related to the recalculation of the performance participation interest related to the Finance Contract with the EIB. For further information, see Form 20-F filed with the SEC on March 30, 2021, Part III, Item 18. Financial Statements, Note 2 “Preparation of financial statements” to the consolidated financial statements.

Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Quarter Ended December 31, (unaudited)		Year Ended December 31,
	2020	2019	2020	2019

	(€ in thousands, except gross profit margin)
Revenues
Systems	6,695	7,274	12,556	13,454
Services	2,164	2,277	9,011	11,148
Total revenues	8,859	9,551	21,567	24,602

Cost of sales
Systems	(4,294)	(4,707)	(8,115)	(9,170)
Services	(1,587)	(1,972)	(6,697)	(8,256)
Total cost of sales	(5,881)	(6,679)	(14,812)	(17,426)

Gross profit
Systems	2,401	2,567	4,441	4,284
Services	577	305	2,314	2,892
Total gross profit	2,978	2,872	6,755	7,176

Gross profit margin (%)
Systems	35.9%	35.3%	35.4%	31.8%
Services	26.7%	13.4%	25.7%	25.9%
Total gross profit margin (%)	33.6%	30.1%	31.3%	29.2%